December 9, 2008

Tabitha Akins
Staff Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

RE:  File No. 000-16867

Dear Ms. Tabitha Akins:

I am providing this letter as written confirmation of our recent telephone conversation regarding the amendment #3 to the Form 10K as of December 31, 2007 of UTG, Inc.

As we discussed, the amendment #3 was intended solely to correct the language in our exhibits 31.1 and 31.2.  Exhibits are a part of ITEM 15 of the Form 10K.  Also included in ITEM 15 are the parent only financial statements.  Since all of ITEM 15 was included with the amendment, we further included the Independent Auditor’s Report as within this report there is reference to the parent only financial statements from ITEM 15.  Although the Independent Auditor’s Report is filed as a part of ITEM 8, it was not our intent to amend any previous information included in ITEM 8 with this amendment.  The sole purpose of inclusion of the Independent Auditor’s Report with this amendment was to correspond with the information included in the amended ITEM 15 as referenced within the Report.

I appreciate your assistance in this review.  Please let me know if any further information is needed.

Sincerely,

/s/Theodore C. Miller

Theodore C. Miller
Sr. Vice President